Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

APRIL 7, 2023, 4:30 pm ET/ 22:30 CET

MDxHealth Shareholder Transparency Declaration

IRVINE, CA, and HERSTAL, BELGIUM – April 7, 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, announces today in accordance with Article 14 of the Belgian Act of May 2, 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Transparency Act”), that it received the following notification.

The Company was notified that the number of shares with respect to which Valiance Asset Management Limited can exercise voting rights passively crossed below the threshold of 10% of the outstanding shares and voting rights of mdxhealth on February 7, 2023. Notably, it follows from the notification by Valiance Asset Management Limited, who notified alone, that an aggregate of 20,931,094 shares of mdxhealth, representing 7.96% of the 262,880,936 outstanding shares and voting rights of mdxhealth, is held through the following entities: Valiance Holdings Limited, being a Guernsey company within the Valiance corporate structure; Valiance Life Sciences Growth Investment Fund SICAV-SIF, being a Luxembourg fund with multiple external investors; and TopMDx Ltd, being an exempted closed-ended fund registered in British Virgin Islands with multiple external investors. The notification also stated that the investment manager, Valiance Asset Management Limited, which is not a controlled entity, can exercise the voting rights at its discretion for each of these 3 entities.

For further information, reference is made to the information published on mdxhealth’s website (http://www.mdxhealth.com/investors/shareholder-information).

Pursuant to the Belgian Transparency Act and the articles of association of the Company, a notification to the Company and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the Company reaches, exceeds or falls below the threshold of 3%, 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the Company.

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.